Filed pursuant to Rule 424(b)(3)
File No. 333-266278

HAMILTON LANE PRIVATE ASSETS FUND

Supplement dated May 4, 2023, to the

Prospectus dated July 22, 2022, as supplemented

1.	Effective immediately, footnote two on the cover page of the Prospectus is replaced with the following:

(2) Investments in Class R Shares of the Fund are sold subject to a sales charge of up to 3.50% of the investment. For some investors, the sales charge may be waived or reduced. The full amount of sales charge may be reallowed to brokers or dealers participating in the offering. Your financial intermediary may impose additional charges when you purchase shares of the Fund. Class I Shares and Class D Shares are each not subject to a sales charge; however, investors purchasing Shares through a financial intermediary could be required to pay transaction or other fees on purchases and sales of Class I or Class D Shares to their financial intermediary in such amounts as their financial intermediary may determine. Any such fees will be in addition to an investor’s investment in the Fund and not deducted therefrom. Investors should consult with their financial intermediary about the sales charge and any additional fees or charges their financial intermediary might impose on each class of Shares.

2.	Effective immediately, footnote one on page 7 of the Prospectus is replaced with the following:

(1) Investors in Class R Shares may be charged a sales charge of up to 3.50% of the subscription amount. Class I Shares and Class D Shares are each not subject to a sales charge; however, investors purchasing Shares through a financial intermediary could be required to pay transaction or other fees on purchases and sales of Class I or Class D Shares to their financial intermediary in such amounts as their financial intermediary may determine. Any such fees will be in addition to an investor’s investment in the Fund and not deducted therefrom. Investors should consult with their financial intermediary about the sales charge and any additional fees or charges their financial intermediary might impose on each class of Shares.

3.	Effective immediately, the following is added to the third paragraph under the section entitled “PURCHASING SHARES—Purchase Terms” beginning on page 66 of the Prospectus:

Class I Shares and Class D Shares are each not subject to a sales charge; however, investors purchasing Shares through a financial intermediary could be required to pay transaction or other fees on purchases and sales of Class I or Class D Shares to their financial intermediary in such amounts as their financial intermediary may determine. Any such fees will be in addition to an investor’s investment in the Fund and not deducted therefrom. Investors should consult with their financial intermediary about the sales charge and any additional fees or charges their financial intermediary might impose on each class of Shares.

4.	Effective immediately, the following is added to the end of the section entitled “Purchasing Shares” beginning on page 66 of the Prospectus:

Sales Load – Class R Shares

Investors in Class R Shares may be charged a sales charge of up to 3.50% of the subscription amount. The sales load for Class R Shares will be deducted out of the Shareholder’s subscription amount, and will not constitute part of such Shareholder’s capital contribution to the Fund or part of the assets of the Fund. No sales load may be charged without the consent of the Distributor.

Investors may be able to buy Class R Shares subject to a waived or reduced sales load, if applicable (i.e., “load-waived”), when they are:

(i)	reinvesting distributions;
(ii)	a current or former trustee of the Fund;
(iii)	an employee (including the employee’s spouse, domestic partner, children, grandchildren, parents, grandparents, siblings or any dependent of the employee, as defined in Section 152 of the Code) of the Adviser or its affiliates or of a broker-dealer authorized to sell Class R Shares of the Fund; or
(iv)	purchasing Class R Shares through a financial services firm that has a special arrangement with the Fund.

Financial intermediaries typically receive the sales load with respect to Class R Shares purchased by their clients. Financial intermediaries may, in their sole discretion, reduce or waive the sales load on a non-scheduled basis in individual cases. The availability of any such sales load reduction or waiver may depend on the particular financial intermediary, or type of account through which an investor purchases or holds Shares, or such other factors as determined by the financial intermediary. Investors should contact their financial intermediary for more information regarding applicable sales load waivers and discounts that may be available to them and the financial intermediary's related policies and procedures.

In addition, the Fund will combine purchases of Class R Shares made by a Shareholder, the Shareholder’s spouse or domestic partner, and dependent children when it calculates the applicable sales load.

It is the Shareholder’s responsibility to determine whether a reduced sales load would apply pursuant to the listed sales load waivers listed above, including by communicating with his or her selling agent or financial intermediary through whom the purchase is made, as applicable. The Fund is not responsible for making such determination. To receive a reduced or waived sales load, notification must be provided at the time of the purchase order. Notice should be provided to the selling agent or financial intermediary through whom the purchase is made so they can notify the Fund and give the Fund sufficient information to permit the Distributor to confirm that the Shareholder qualifies for such a reduction or waiver.

Payments to Financial Intermediaries

The Adviser, or its affiliates, may pay additional compensation out of its own resources (i.e., not Fund assets) to certain selling agents or financial intermediaries in connection with the sale of Shares. The additional compensation may differ among selling agents or financial intermediaries in amount or in the amount of calculation. Payments of additional compensation may be fixed dollar amounts or, based on the aggregate value of outstanding Shares held by common shareholders introduced by the broker or dealer, or determined in some other manner. Payments may be one-time payments or may be ongoing payments. As a result of the various payments that financial intermediaries may receive from the Adviser or its affiliates, the amount of compensation that a financial intermediary may receive in connection with the sale of Shares may be greater than the compensation it may receive for the distribution of other investment products. The receipt of the additional compensation by a selling broker or dealer may create potential conflicts of interest between an investor and its broker or dealer who is recommending the Fund over other potential investments.

5.	Effective immediately, the following replaces the disclosure under the section entitled “INQUIRES” on page 70 of the Prospectus:

Inquiries concerning the Fund and the Shares (including procedures for purchasing Shares) should be directed to: Andrew Schardt, Hamilton Lane Advisors, L.L.C., located at 110 Washington Street, Ste 1300, Conshohocken, Pennsylvania.

Please retain this Supplement with the Prospectus for future reference.

Filed pursuant to Rule 424(b)(3)
File No. 333-266278

HAMILTON LANE PRIVATE ASSETS FUND

Supplement dated May 4, 2023, to the

Statement of Additional Information (“SAI”) dated July 22, 2022, as supplemented

Appointment of New Trustee

At a meeting of the Board of Trustees (the “Board”) held on May 3, 2023, the Board appointed Brian Charles Gildea as a new Trustee to the Board, effective on that date.

The section entitled “Board of Trustees and Officers” beginning on page 11 of the SAI is deleted in its entirety and replaced with the following:

The business operations of the Fund are managed and supervised under the direction of the Board, subject to the laws of the State of Delaware and the Fund’s amended and restated agreement and declaration of trust (“Declaration of Trust”). The Board has overall responsibility for the management and supervision of the business affairs of the Fund on behalf of its Shareholders, including the authority to establish policies regarding the management, conduct and operation of its business. The Board exercises the same powers, authority and responsibilities on behalf of the Fund as are customarily exercised by the board of directors of a registered investment company organized as a corporation. The officers of the Fund conduct and supervise the daily business operations of the Fund.

The trustees of the Board (each, a “Trustee”) are not required to contribute to the capital of the Fund or to hold interests therein. A majority of Trustees of the Board are not “interested persons” (as defined in the Investment Company Act) of the Fund (collectively, the “Independent Trustees”).

The identity of Trustees of the Board and officers of the Fund, and their brief biographical information, including their addresses, their year of birth and descriptions of their principal occupations during the past five years is set forth below.

The Trustees serve on the Board for terms of indefinite duration. A Trustee’s position in that capacity will terminate if the Trustee is removed or resigns or, among other events, upon the Trustee’s death, incapacity, retirement or bankruptcy. A Trustee may resign upon written notice to the other Trustees of the Fund, and may be removed either by (i) the vote of at least two-thirds of the Trustees of the Fund not subject to the removal vote or (ii) the vote of Shareholders holding not less than two-thirds of the total number of votes eligible to be cast by all Shareholders of the Fund. In the event of any vacancy in the position of a Trustee, the remaining Trustees of the Fund may appoint an individual to serve as a Trustee so long as immediately after the appointment at least two-thirds of the Trustees of the Fund then serving have been elected by the Shareholders of the Fund. The Board may call a meeting of the Shareholders to fill any vacancy in the position of a Trustee of the Fund, and must do so if the Trustees who were elected by the Shareholders cease to constitute a majority of the Trustees then serving on the Board.

The Board believes that each of the Trustees’ experience, qualifications, attributes and skills on an individual basis and in combination with those of the other Trustees lead to the conclusion that each Trustee should serve in such capacity. Among the attributes common to all Trustees is the ability to review critically, evaluate, question and discuss information provided to them, to interact effectively with the other Trustees, the Adviser, other service providers, counsel and the independent registered public accounting firm, and to exercise effective business judgment in the performance of their duties as Trustees. A Trustee’s ability to perform his or her duties effectively may have been attained through the Trustee’s business, consulting, and public service work; experience as a board member of non-profit entities or other organizations; education or professional training; and/or other life experiences. In addition to these shared characteristics, set forth below is a brief discussion of the specific experience, qualifications, attributes or skills of each Trustee. Specific details regarding each Trustee’s principal occupations during the past five years are included in the tables below. See “Board of Trustees and Officers—Independent Trustees” and “Board of Trustees and Officers—Interested Trustees and Officers.”

Gail Susan Ball

Ms. Ball has been a Trustee of the Fund since January 2022. Ms. Ball has over 30 years of regulated financial services and business leadership experience.

Timothy S. Galbraith

Mr. Galbraith has been a Trustee of the Fund since January 2022. Mr. Galbraith has over 21 years of financial services and business development experience.

Jeffrey P. Ladouceur

Mr. Ladouceur has been a Trustee of the Fund since the Fund’s inception. Mr. Ladouceur has more than 20 years of investment industry experience.

Andrew Schardt

Mr. Schardt has been a Trustee of the Fund since the Fund’s inception. Mr. Schardt has over 15 years of industry experience.

Brian Charles Gildea

Mr. Gildea has been a Trustee of the Fund since May 2023. Mr. Gildea has more than 20 years of investment and industry experience.

INDEPENDENT TRUSTEES

NAME, ADDRESS AND YEAR OF BIRTH	POSITION(S) WITH THE FUND	LENGTH OF TIME SERVICED*	PRINCIPAL OCCUPATION(S) DURING PAST 5 YEARS	PORTFOLIOS IN FUND COMPLEX OVERSEEN BY TRUSTEE	OTHER DIRECTORSHIPS** HELD BY TRUSTEE
Gail Susan Ball Birth Year: 1957 c/o UMB Fund Services, Inc. 235 W. Galena St. Milwaukee, WI 53212	Trustee	Since January 2022	Executive in Residence and Special Program Director of WE Hatch (since 2020); Managing Partner at Alumni Ventures Group, Chestnut Street Ventures, Social Venture Fund and AVG Women’s Fund (2017-2019)	1	CGHK, LLC (since 2019); Silver Lining Finance (since 2019)
Timothy S. Galbraith Birth Year: 1964 c/o UMB Fund Services, Inc. 235 W. Galena St. Milwaukee, WI 53212	Trustee	Since January 2022	Chief Investment Officer and Founder of Innovation Beta (since 2017); Portfolio Manager of Transamerica Multi-Manager Alternative Strategies Portfolio Fund (2016-2017)	1	N/A
Jeffrey P. Ladouceur Birth Year: 1970 c/o UMB Fund Services, Inc. 235 W. Galena St. Milwaukee, WI 53212	Trustee	Since Inception	Director of SEI Investments (since 2010)	1	N/A

*	Each Trustee serves an indefinite term, until his or her successor is elected.

**	Includes any company with a class of securities registered pursuant to Section 12 of the Exchange Act of 1934, as amended (the “Exchange Act”), or subject to the requirements of Section 15(d) of the Exchange Act or any company registered under the Investment Company Act.

INTERESTED TRUSTEES AND OFFICERS

NAME, ADDRESS AND YEAR OF BIRTH	POSITION(S) WITH THE FUND	LENGTH OF TIME SERVICED*	PRINCIPAL OCCUPATION(S) DURING PAST 5 YEARS	PORTFOLIOS IN FUND COMPLEX OVERSEEN BY TRUSTEE OR OFFICER	OTHER DIRECTORSHIPS** HELD BY TRUSTEE OR OFFICER
Andrew Schardt Birth Year: 1978 c/o UMB Fund Services, Inc. 235 W. Galena St. Milwaukee, WI 53212	Trustee and President	Since Inception	Managing Director and Global Head of Investment Strategy & Global Co-Head of Credit at Hamilton Lane Advisors, L.L.C. (since 2008)	1	N/A
Brian Charles Gildea Birth Year: 1974 c/o UMB Fund Services, Inc. 235 W. Galena St. Milwaukee, WI 53212	Trustee	Since May 2023	Managing Director, Head of Evergreen Portfolios at Hamilton Lane Advisors, L.L.C. (since 2009)	1	N/A
Elina Magid Birth Year: 1980 c/o UMB Fund Services, Inc. 235 W. Galena St. Milwaukee, WI 53212	Treasurer	Since Inception	Head of Fund Accounting at Hamilton Lane Advisors, L.L.C. (since 2017); Senior Manager at Deloitte & Touche LLP (2002 – 2017)	N/A	N/A
Adam B. Shane Birth Year: 1983 c/o UMB Fund Services, Inc. 235 W. Galena St. Milwaukee, WI 53212	Secretary	Since Inception	Attorney at Hamilton Lane Advisors, L.L.C. (since 2014)	N/A	N/A
Allison Callahan Birth Year: 1981 c/o UMB Fund Services, Inc. 235 W. Galena St. Milwaukee, WI 53212	Assistant Secretary	Since March 2020

Funds Product Associate at Hamilton Lane Advisors, L.L.C. (since 2020); Sales Associate at Coventry (life insurance firm) (January 2020 – November 2020); Manager at Hartford Funds (registered investment company) (2014 – 2019)

				N/A	N/A
Kristin Jumper Birth Year: 1984 c/o UMB Fund Services, Inc. 235 W. Galena St. Milwaukee, WI 53212	Assistant Secretary	Since August 2021	Head of Legal - Transactions at Hamilton Lane Advisors, L.L.C. (since 2021); Counsel at Hamilton Lane Advisors, L.L.C. (2017-2021)	N/A	N/A

NAME, ADDRESS AND YEAR OF BIRTH	POSITION(S) WITH THE FUND	LENGTH OF TIME SERVICED*	PRINCIPAL OCCUPATION(S) DURING PAST 5 YEARS	PORTFOLIOS IN FUND COMPLEX OVERSEEN BY TRUSTEE OR OFFICER	OTHER DIRECTORSHIPS** HELD BY TRUSTEE OR OFFICER
Gina Ro Birth Year: 1982 c/o UMB Fund Services, Inc. 235 W. Galena St. Milwaukee, WI 53212	Assistant Secretary	Since March 2022	Head of Evergreen Operations at Hamilton Lane Advisors, L.L.C. (since 2021); Fund Controller at Hamilton Lane Advisors, L.L.C. (since 2016)	N/A	N/A
Gerard Scarpati Birth Year: 1955 c/o UMB Fund Services, Inc. 235 W. Galena St. Milwaukee, WI 53212	Chief Compliance Officer	Since Inception	Compliance Director at Vigilant Compliance, LLC (since 2010)	N/A	N/A

*	Each Trustee serves an indefinite term, until his or her successor is elected.

**	Includes any company with a class of securities registered pursuant to Section 12 of the Exchange Act or subject to the requirements of Section 15(d) of the Exchange Act or any company registered under the Investment Company Act.

Leadership Structure and Oversight Responsibilities

Overall responsibility for oversight of the Fund rests with the Board. The Fund has engaged the Adviser to manage the Fund on a day-to-day basis. The Board is responsible for overseeing the Adviser and other service providers in the operations of the Fund in accordance with the provisions of the Investment Company Act, applicable provisions of state and other laws and the Declaration of Trust. The Board is currently composed of five members, three of whom are Independent Trustees. The Board will meet in-person at regularly scheduled meetings four times each year. In addition, the Board may hold special in-person or telephonic meetings or informal conference calls to discuss specific matters that may arise or require action between regular meetings. The Independent Trustees have also engaged independent legal counsel to assist them in performing their oversight responsibility. The Independent Trustees will meet with their independent legal counsel in-person prior to and during each quarterly in-person board meeting. As described below, the Board has established an audit committee (the “Audit Committee”) and a nominating committee (the “Nominating Committee”) and may establish ad hoc committees or working groups from time to time to assist the Board in fulfilling its oversight responsibilities.

The Board has appointed Jeffrey P. Ladouceur, an Independent Trustee, to serve in the role of Chairman. The Chairman’s role is to preside at all meetings of the Board and to act as liaison with the Adviser, other service providers, counsel and other Trustees generally between meetings. The Chairman serves as a key point person for dealings between management and the Trustees. The Chairman may also perform such other functions as may be delegated by the Board from time to time. The Board has determined that the Board’s leadership structure is appropriate because it allows the Board to exercise informed and independent judgment over matters under its purview and it allocates areas of responsibility among committees of Trustees and the full Board in a manner that enhances effective oversight.

The Fund is subject to a number of risks, including investment, compliance, operational and valuation risks, among others. Risk oversight forms part of the Board’s general oversight of the Fund and will be addressed as part of various Board and committee activities. Day-to-day risk management functions are subsumed within the responsibilities of the Adviser and other service providers (depending on the nature of the risk), which carry out the Fund’s investment management and business affairs. The Adviser and other service providers employ a variety of processes, procedures and controls to identify various events or circumstances that give rise to risks, to lessen the probability of their occurrence and/or to mitigate the effects of such events or circumstances if they do occur. Each of the Adviser and other service providers has their own independent interests in risk management, and their policies and methods of risk management will depend on their functions and business models. The Board recognizes that it is not possible to identify all of the risks that may affect the Fund or to develop processes and controls to eliminate or mitigate their occurrence or effects. The Board will require senior officers of the Fund, including the President, Chief Financial Officer and Chief Compliance Officer, and the Adviser, to report to the full Board on a variety of matters at regular and special meetings of the Board, including matters relating to risk management. The Board and the Audit Committee will also receive regular reports from the Fund’s independent registered public accounting firm on internal control and financial reporting matters. The Board will also receive reports from certain of the Fund’s other primary service providers on a periodic or regular basis, including the Fund’s custodian and distributor. The Board may, at any time and in its discretion, change the manner in which it conducts risk oversight.

Committees of the Board of Trustees

Audit Committee

The Board has formed an Audit Committee that is responsible for overseeing the Fund’s accounting and financial reporting policies and practices, its internal controls, and, as appropriate, the internal controls of certain service providers; overseeing the quality and objectivity of the Fund’s financial statements and the independent audit of those financial statements; and acting as a liaison between the Fund’s independent auditors and the full Board. In performing its responsibilities, the Audit Committee will select and recommend annually to the entire Board a firm of independent certified public accountants to audit the books and records of the Fund for the ensuing year, and will review with the firm the scope and results of each audit. The Audit Committee currently consists of each of the Fund’s Independent Trustees. During the fiscal year ended March 31, 2023, the Audit Committee met two times.

Nominating Committee

The Board has formed a Nominating Committee that is responsible for selecting and nominating persons to serve as Trustees of the Fund. The Nominating Committee is responsible for both nominating candidates to be appointed by the Board to fill vacancies and for nominating candidates to be presented to Shareholders for election. In performing its responsibilities, the Nominating Committee will consider candidates recommended by management of the Fund and by Shareholders and evaluate them both in a similar manner, as long as the recommendation submitted by a Shareholder includes at a minimum: the name, address and telephone number of the recommending Shareholder and information concerning the Shareholder’s interests in the Fund in sufficient detail to establish that the Shareholder held Shares on the relevant record date; and the name, address and telephone number of the recommended nominee and information concerning the recommended nominee’s education, professional experience, and other information that might assist the Nominating Committee in evaluating the recommended nominee’s qualifications to serve as a trustee. The Nominating Committee may solicit candidates to serve as trustees from any source it deems appropriate. With the Board’s prior approval, the Nominating Committee may employ and compensate counsel, consultants or advisers to assist it in discharging its responsibilities. The Nominating Committee currently consists of each of the Fund’s Independent Trustees. During the fiscal year ended March 31, 2023, the Nominating Committee met one time.

Trustee Ownership of Securities

For each Trustee, the dollar range of equity securities beneficially owned by the Trustee in the Fund and in the family of investment companies (including all of the registered investment companies advised by the Adviser) as of December 31, 2022, is set forth in the table below.

NAME OF TRUSTEE	DOLLAR RANGE OF EQUITY SECURITIES IN THE FUND	AGGREGATE DOLLAR RANGE OF EQUITY SECURITIES IN ALL REGISTERED INVESTMENT COMPANIES OVERSEEN BY MANAGER IN FAMILY OF INVESTMENT COMPANIES
Independent
Gail Susan Ball	None	None
Timothy S. Galbraith	None	None
Jeffrey P. Ladouceur	None	None
Interested
Andrew Schardt	Over $100,000	Over $100,000
Brian Charles Gildea	Over $100,000	Over $100,000

As of April 30, 2023, the Trustees and officers of the Fund, as a group, owned less than one percent of the outstanding shares of the Fund.

Independent Trustee Ownership of Securities of the Adviser

As of December 31, 2022, none of the Independent Trustees (or their immediate family members) owned beneficially or of record securities of the Investment Manager or of an entity (other than a registered investment company) controlling, controlled by or under common control with the Investment Manager.

Trustee Compensation

In consideration of the services rendered by the Independent Trustees, the Fund pays each Independent Trustee a retainer of $20,000 per year. Trustees that are interested persons will not be compensated by the Fund. The Trustees do not receive any pension or retirement benefits.

Please retain this Supplement with the SAI for future reference.